Real & Open Corporation d/b/a Tiro

Financial Statements and Report

Unaudited

December 31, 2019

Real & Open Corporation

Index to Financial Statements



These financial statements are unaudited by any financial services or accounting firm. They are the product of the leadership of Real & Open Corporation d/b/a Tiro, prepared in good faith in line with generally accepted accounting principles ("GAAP").

Signed,

Elliott Goodman

Co-Founder of Real & Open

July 28, 2020

Real & Open Corporation

Balance Sheet

As of December 31,		2019		2018
Assets				
Current assets				
Cash	$	1,175	$	-
Loans receivable - related party		-		-
Total current assets		1,175		-
Non-current assets				
Property and equipment, net		-		-
Intangible assets, net		-		-
Total non-current assets		1,175		
Total assets	$	1,175	$	-
Liabilities and shareholders' equity				
Current liabilities				
Accounts payable	$	-	$	-
Current portion long-term debt		-		-
Accrued expenses		-		25
Total current liabilities		-		25
Non-current liabilities				
Loans payable - related party		-		-
Total non-current liabilities		-		-
Total liabilities	$	-	$	25
Shareholders' Equity				
Common stock, authorized 1,000,000 shares, 770,000 shares issued and outstanding, no par value	$	11,887	$	-
Additional paid in capital		793		-
Accumulated deficit		(11,505)		(25)
Total shareholders' equity		1,175		(25)
Total liabilities and shareholders' equity	$	1,175	$	-

See accompanying notes to financial statements.

Real & Open Corporation

Statement of Operations

As of December 31,	2019	2018
Operating Expenses:		
General and administrative expenses	$11,455	$ -
Total operating expenses	11,455	-
Loss from operations	(11,455)	-
Income tax	(25)	(25)
Net loss	(11,480)	(25)

See accompanying notes to financial statements.

Real & Open Corporation

Statement of Changes in Members' Deficit

	Common Stock		Additional Paid-In Capital		Accumulated Deficit		Total Members' Deficit	
Balance – January 1, 2018	$	-	$	-	$	-	$	-
Issuance of stock		-		-		-		-
Stock-based compensation		-		-		-		-
Net loss		-		-		(25)		(25)
Balance – December 31, 2018	$	-	$	-	$	(25)	$	(25)
Balance – January 1, 2019	$	-	$	-	$	(25)	$	(25)
Issuance of stock		11,887		-		-		11,887
Stock-based compensation		-		793		-		793
Net loss		-		-		(11,480)		(11,480)
Balance – December 31, 2019	$	11,887	$	793	$	(11,505)	$	1,175

See accompanying notes to financial statements.

Real & Open Corporation

Statement of Cash Flows

For the year ended December 31,	2019	2018
Cash flows from operating activities		
Net loss	$ (11,480)	$ (25)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	793	-
Changes in operating liabilities:	-	-
Accrued expenses	(25)	25
Net cash used in operating activities	(10,712)	-
Cash flows from investing activities		
Intangible assets	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities		
Proceeds from issuance of common stock	11,887	-
Net flows provided from financing activities	11,887	-
Net change in cash	1,175	
Cash, beginning of the year	-	-
Cash, end of the year	$ 1,175	-
Supplementary disclosures of cash flow information		
Cash paid during the year for taxes	$ 50	-

See accompanying notes to financial statements.

Real & Open Corporation

Notes to Financial Statements

1. **Organization and Nature of Business**

   Real & Open Corporation d/b/a Tiro (the "Company") was incorporated in New York State on March 6, 2018 as a C-Corp with a Benefit clause. The Company began operations in 2018 and has continued those operations to the present. The Company is an education technology company, which provides teachers and students with a website that can be used to build, deploy, and analyze classroom assignments and assessments.

   The Company did not generate any revenue in 2018 or 2019.

2. **Summary of Significant Accounting Policies**

   Basis of Accounting

   The Company prepares its financial statements in good faith and, to the best of its ability, in conformity with U.S. generally accepted accounting principles ("GAAP").

   Use of Estimates

   The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results from which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

   Cash

   Cash consists of all cash balances and highly liquid investments with original maturities of 90 days or less upon acquisition. The Company has not held any cash equivalents, such as money market funds. As of December 31, 2019, deposits with each bank up to $250 thousand were insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company held no deposits in excess of FDIC limits as of December 31, 2019. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on its cash balances.

Accrued Expenses

The Company accrues for sales taxes, payroll liabilities, and other miscellaneous accruals.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's Level 1 assets consist of its marketable securities.

Level 2 – Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices for identical assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that are not corroborated by market data.

Cash, accounts payable, and accrued expenses are reflected at carrying value, which approximates fair value due to the short-term maturity. The fair values of amounts due to affiliates are not determinable due to the related-party nature of the balances.

Stock-Based Compensation

The Company measures compensation expense for all stock-based awards in accordance with ASC Topic 718, *Compensation – Stock Compensation*. The Company valued the shares based on assets on hand at the grant date. The compensation cost from stock-based payments are recorded as general and administrative expense in the accompanying statement of operations.

The Company elects to recognize actual forfeitures of stock-based awards as they occur in accordance with Accounting Standards Update ("ASU") No. 2016-09, *Compensation – Stock Compensation (Topic 718)*: Improvements to Employee Share-Based Payment Accounting.

Income Tax

The Company registered with the New York Secretary of State as a C-Corp with a Benefit clause on March 6, 2018 and is as a corporation. The entity is required to pay a minimum C-Corp tax of $25 to the State of New York.

3. Accrued Expenses

As of December 31,	2019	2018
Accrued tax	$ -	$ 25
Payroll liabilities	$ -	-
Accrued other	$ -	-
Accrued expenses	$ -	$ 25

4. Intangible assets

The Company holds domain names and software code for which no value has been assigned as of December 31, 2019.

5. Stock-based Compensation

Under the Company's Shareholders' Agreement, a maximum aggregate number of 300,000 shares may be granted. As of December 31, 2019, 230,000 shares remain available for issuance. The Company records stock-based compensation expense for the awards based on their grant date fair value. The stock-based compensation expense is recognized on a straight-line basis over the course of the requisite service period and is recorded in general and administrative expenses in the accompanying statement of operations.

The stock activity during the year ended December 31, 2019 is as follows:

	Shares	Weighted Average Grant Date Fair Value	
Outstanding at January 1, 2019	-	$	-
Granted	100,000		0.01
Vested	-		-
Forfeited or expired	(30,000)		0.01
Outstanding at December 31, 2019	70,000		0.01
Expected to vest at December 31, 2019	70,000	$	0.01

All outstanding shares are expected to vest.

During the year, the Company recorded stock-based compensation expense of $793. Unrecognized compensation cost related to all unvested shares as of December 31, 2019 was $39.

6. Subsequent Events

Subsequent events have been evaluated through July 28, 2020, the date the financial statements were written.

Loans

Elliott Goodman, a co-founder of the Company, issued a loan of $50,000 to the Company in February 2020. Payments of principal begin on February 1, 2022, at which point monthly installments of $100 will be due until the principal is paid off. If there are late payments, the Company will pay a late fee of 1%.

Independent Contractors

The Company entered into contracts with six (6) independent contractors through July 28, 2020. Four contractors provide web development skills, one provides copywriting expertise, and one provides film editing expertise. To date, two contracts (for copywriting and film editing) have been completed and are fully paid. Three web development contracts are paid on a bi-weekly basis and the Company is up to date on those payments. Stock awards were also granted to three of the web development contractors.

COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel strain of the coronavirus ("COVID-19") to be a pandemic. The pandemic is having widespread, rapidly evolving impacts on economies, financial markets, and business practices. The Company is closely monitoring the impact of COVID-19 on all aspects of its business. Currently, no material impact has been identified.